March 9, 2022

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate & Construction

Washington, DC 20549

ATTN:	Mr. Howard Efron
Ms. Kristina Marrone
Mr. Ronald E. Alper
Mr. James Lopez

Re:	Bear Village, Inc.
Response to Comments and Recission of Request for Qualification
Amendment No. 14 Comments Dated March 4, 2022
File No. 024-11359

Dear Ladies and Gentlemen:

Bear Village, Inc. is submitting this correspondence in response to your comments on Amendment No. 14 to the Form 1-A Offering Statement. Bear Village, Inc. The comment letter presented two comments. Bear Village has addressed each comment within the offering and separate external correspondence, agreements and information supporting the statements which are included as notes to the offering.

Comment 1: “Please update the dilution table disclosure which is still present as of September 30, 2020.”

Response: The Offering Document has been amended to reflect the current financial conditions (December 31, 2021). All dates in the offering were updated to reflect the latest financial date.

Comment 2: “We note your response to comment 2 [Amendment 13 comments] however, we still do not see the Wyndham agreement. Please file the agreement or advise.”

Response: Bear Village has added a copy of communications with the Director, Franchise Development for Wyndham Hotels & Resorts, Inc. which outlines the process of engaging their brands on the sites. (Exhibit 6.15).

Further notes and clarifications:

1.	Bear Village had a letter of intent from Wyndham during the development stages of the project (2017) which subsequently expired.
2.	When an updated letter of intent was requested Wyndham informed Bear Village of a revised procedure.
3.	Bear Village is in possession of the application packages from Wyndham which will be submitted upon qualification of this offering.

You may contact me at 215-962-9378 if you have questions regarding the responses to your comments on the financial statements and related matters. We respectfully request an expedited review of this comment.

Sincerely, /s/ Donald Keer